VF 12-4-02

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
[redacted]

CM

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

02021651

...ealers
... to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
21076

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Dominick & Dominick LLC

Official Use Only
FIRM ID. NO.

RECD S.E.C.
NOV 29 2002
616

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

32 Old Slip 34th Floor
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Poit 212-558-8800
(Area Code—Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
DEC 05 2002
P
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(*Name—if individual, state, last, first, middle name*)

Ernst & Young LLP

5 Times Square		New York	NY	10036
(ADDRESS)	Number and Street	City	State	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in U.S. or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (3-91)

12-9-02

OATH OR AFFIRMATION

I, Paul L. Kennedy swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Dominick & Dominick LLC, as of **September 30, 2002**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBERT M. HLADEK
Notary Public, State of New York
No. 01HL6010772
Qualified in New York County
Commission Expires July 27, 2004

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flow.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Supplemental Report of Independent Auditors on Internal Control required by SEC rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).

Dominick & Dominick LLC

Statement of Financial Condition

Year ended September 30, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Member of
Dominick & Dominick LLC

We have audited the accompanying statement of financial condition of Dominick & Dominick LLC (the "Company") as of September 30, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of the Company at September 30, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

November 21, 2002

Dominick & Dominick LLC

Statement of Financial Condition

September 30, 2002

Assets	
Cash	$ 304,681
Receivables from broker/dealers	87,987
Securities owned, at fair value	1,882,934
Due from affiliate	1,150,063
Other assets	655,143
Total assets	$ 4,080,808
Liabilities and member's equity	
Liabilities:	
Securities sold, not yet purchased, at fair value	$ 31,240
Due to broker	1,195,893
Accounts payable, accrued expenses and other liabilities	419,865
	1,646,998
Member's equity	2,433,810
Total liabilities and member's equity	$ 4,080,808

See accompanying notes to statement of financial condition.

Dominick & Dominick LLC

Notes to Statement of Financial Condition

September 30, 2002

1. Organization

Dominick & Dominick LLC (the "Company") is a U.S. registered broker/dealer and member of the National Association of Securities Dealers, Inc. ("NASD"). The Company operates its securities business through divisions, including brokerage, corporate finance and underwriting departments. The Company provides brokerage services with the public as well as with affiliated companies and individuals. The Company clears its customer transactions through a member firm of the New York Stock Exchange Inc. on a fully disclosed basis.

2. Significant Accounting Policies

The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Securities owned and securities sold, not yet purchased are recorded on a trade date basis and are valued at fair value. Fair value is based on quoted market prices, with the resulting net unrealized gains and losses reflected in earnings.

Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires the Company to report the fair value of financial instruments, as defined. Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts that approximate fair value.

3. Securities Owned and Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, at fair value, consist of the following at September 30, 2002:

	Securities Owned	Securities Sold, Not Yet Purchased
U.S. Government and its agencies	$1,566,125	$ -
Equities	262,849	31,240
Other	53,960	-
	$1,882,934	$ 31,240

4. Contingent Liabilities

In the normal course of business, the Company defends lawsuits involving claims for substantial amounts. Management presently is not aware of any such pending suits.

5. Commitments

The Company has certain operating and office leases under noncancellable agreements expiring at various dates through the year 2006.

Aggregate minimum rentals due under noncancellable leases at September 30, 2002, were as follows:

Fiscal year ended September 30:	
2003	$1,135,391
2004	1,148,490
2005	1,108,859
2006	950,400
	$4,343,140

Certain occupancy leases are subject to escalation or reduction based on specified costs incurred by the landlord.

6. Financial Instruments with Off-Balance-Sheet Risk and Credit Risk

The Company is engaged in various types of brokerage activities servicing a diverse group of domestic and foreign corporations, banks, financial institutions and individual customers. The Company clears these transactions through another broker-dealer on a fully disclosed basis. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations. As a result, the Company's exposure to credit risk can be directly impacted by volatile trading markets that may impair the customer's ability to satisfy their obligations.

6. Financial Instruments with Off-Balance-Sheet Risk and Credit Risk (continued)

The agreements between the Company and its clearing broker provide that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer and counterparty with which it conducts business.

Securities sold, not yet purchased represent obligations of the Company to deliver securities, creating a liability to repurchase these securities in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation may exceed the amount recognized in the statement of financial condition. The risk is the amount by which future market values exceed the amount reflected in the statement of financial condition. The Company may, at its discretion, buy in the securities at prevailing market prices at any time.

7. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, which requires, under the alternative method, net capital of not less than the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. Restrictions may be imposed to prohibit the broker/dealer from expanding its business and declaring dividends if its net capital is less than 5% of aggregate debit balances. At September 30, 2002, net capital, as defined, of $387,160 was $137,160 in excess of the $250,000 minimum required.

8. Related Party Transactions

On January 14, 2002 the Company sold its seat on the New York Stock Exchange, Inc. ("NYSE") to a company ("DM") that was formed by the individual shareholders of the Company's sole member for the purpose of acquiring and owning the NYSE seat. The Company received $2.0 million cash proceeds for the sale of the NYSE seat, of which $1.87 million represents a gain over the carrying value of the. Immediately following the sale, the Company leased the seat back from DM for the period from January 15, 2002 through March 28, 2002 for a total expense of $73,430. Upon termination of this lease on March 28, 2002, the Company ceased to be a member of the NYSE.

8. Related Party Transactions (continued)

On June 15, 2002, the Company distributed by way of dividend, all right, title and interest in its common and preferred interests and any other related interests in the Company's. investment advisory subsidiary ("DDA") to an affiliate. DDA had operating revenues through June 15, 2002 of $1,827,672 and operating expenses of $2,965,979 resulting in a net operating loss of $1,138,307.

Also on June 15, 2002, the Company distributed by way of dividend all right, title and interest in its common ownership and any other related interests in the Company's finance subsidiary ("DFC") to an affiliate. DFC had operating revenues through June 15, 2002 of ($899,940) and operating expenses of $1,037,819 resulting in a net operating loss of $1,937,759.

On June 17, 2002, the Company extinguished a $5,000,000 outstanding borrowing pursuant to an equity cash subordination agreement due September 29, 2002. The borrowing was a payable to the Company's former subsidiary, DFC, which in prior years, eliminated in consolidation. The Company purchased the subordinated borrowing in exchange for the Company's ownership interest in its Canadian broker/dealer subsidiary ("DDSI"). For the period prior to the exchange, DDSI had an operating loss of $159,092.

The Company provided investment banking, advisory, and related services to the holder of preferred stock of a former subsidiary of the Company until June 15, 2002. As consideration for such services, the Company received a $100,000 monthly fee paid in shares of the former subsidiary's preferred stock valued at fair market value. Prior to June 15, 2002, these transactions were eliminated in consolidation. The Company ceased to provide such services following the dividend of the Company's entire ownership interest in the subsidiary to the Company's sole member.

9. Taxes

D&D LLC is a limited liability company, wholly-owned by Dominick & Dominick, Incorporated ("DDI"). Due to its single member limited liability company status, D&D LLC is treated as a disregarded entity for federal and relevant state income tax purposes. The operations of D&D LLC, as well as its domestic subsidiaries through June 15, 2002 are included in the consolidated federal tax return and combined state tax returns of DDI. Taxes have been provided for DFC and D&D LLC's foreign entities.

9. Taxes (continued)

The provision (benefit) for income taxes consists of:

	Federal	State	Foreign	Total
Current	$ 109,157	$ 3,721	$ (108,989)	$ 3,889
Deferred	0	0	0	0
Total	$ 109,157	$ 3,721	$ (108,989)	$ 3,889

A full valuation allowance has been recorded against the deferred tax assets created by certain non-marketable securities and state net operating losses since it is more likely than not that these deferred tax assets will not be realized.

The effective tax rate is lower than the expected statutory rate because tax benefit was not provided on certain losses.

10. Subsequent Events

On October 1, 2002, the Company's sole member sold its membership interest in the Company to an affiliate of the Company in exchange for certain assets held by the affiliate.